Exhibit 4.67

DATED 3 May 2006

(1) DEXO BIOPHARM LIMITED

(2) ULURU INC.

RESEARCH COLLABORATION AND OPTION

AGREEMENT

160 Queen Victoria Street

London EC4V 4QQ, UK

Tel: +44 (0) 20 7184 7000

Fax: +44 (0) 20 7184 7001

THIS AGREEMENT (“Agreement”) is entered into as of the 3rd day of May 2006 (the “Effective Date”), by and between

(1)	DEXO BIOPHARM LIMITED (a subsidiary of BioProgress Plc) (Registration Number 05582959), a company incorporated in England whose registered office is at 15-17 Cambridge Science Park, Milton Road, Cambridge CB4 0FQ, United Kingdom (“Dexo”), and

(2)	ULURU INC. a company incorporated in Nevada whose principal place of business is at 4452 Beltway Drive, Addison, TX 75001, USA (“Uluru”).

(jointly “Parties” and “Party” means either of them)

BACKGROUND

A.	Dexo has know-how and intellectual property related to Instant Release Film Technology. Dexo Instant Release Film Technology is a device to deliver drugs into the systemic circulation for various conditions.

B.	Uluru has know-how and intellectual property related to Mucoadhesive Erodible Film Technology (Oradisc™ ).

C.	Uluru and Dexo are interested in collaborating to develop and commercialise A specified anti-emetic in the Oradisc™ and Instant Release Film technologies.

D.	OralDisc™ technology is a device to deliver drugs into the systemic circulation for the treatment of various conditions. Uluru has expertise in mucoadhesive erodible film technology and drug delivery systems.

E.	The objective of the collaboration between Uluru and Dexo will be to take Oradisc™ and Instant Release Film, a specified anti-emetic through formulation development, stability, completion of clinical development for its primary indications of the treatment and prevention of emesis and regulatory approval in the USA and the European Union. Dexo will market the Product(s) in the USA and European Union. Outside that territory, the Parties will license the technology out to third parties.

F.	This collaboration will be conducted according to the terms of this Agreement.

IT IS HEREBY AGREED as follows:

1	DEFINITION

1.1	In this Agreement, the following terms shall unless the context otherwise requires bear the following meanings:

“Affiliate” any corporation, company, partnership, joint venture and/or firm which controls, is controlled by, or is under common control with a specified person or entity. For the purposes of this definition “control” shall mean:

(a)	in the case of corporate entities, direct or indirect ownership of at least fifty percent (50%) of the stock of shares having the right to vote for the election of directors; and

(b)	in the case of non-corporate entities, direct or indirect ownership of at least fifty percent (50%) of the equity interest with the power to direct the management and policies of such non-corporate entities.

“Approval” with respect to each Product and as to each Specified Nation, the approval by the Regulatory Authority in such Specified Nation of a Product for commercial sale of such Product in response to an application submitted by the Party or Parties assigned such responsibility in the Work Plan;

“Commercial Committee” the committee provided in Section 4.1;

“Commercialization Plan(s)” with respect to each Product and as to those Specified Nation(s) specified in such Commercialization Plan, a detailed commercialization plan, including plans, goals and milestones for the levels and types of resources, personnel, promotion, advertising, and other efforts to be devoted to the marketing of such Product, methods of measuring the degree of success achieved in such marketing, and target dates for the full-scale market launch of the Product in the relevant Specified Nation(s);

“Development Costs” shall mean all costs and expenses reasonably resulting directly from the pre-clinical development of any Product, as well as overhead costs of the functions that directly support such pre-clinical development or development (as calculated in accordance with GAAP and using the same allocation methods that the party incurring such costs uses throughout its operations, but in all events excluding general corporate overhead), all as specified in the Development Plan and the Development Budget. Development Costs shall include, without limitation: (i) the cost of goods for the Product used in such Development (including early batches of the Product for use in obtaining Regulatory Approval, to the extent not re-used later in commercial sales); (ii) direct costs for third party professional pre-clinical development or development services, including without limitation toxicology studies or clinical studies performed by third parties; (iii) direct charges for materials (including without limitation chemicals, animals and lab supplies); (iv) labor and materials costs and fees incurred in connection with securing Regulatory Approvals; (v) labour and materials costs for the development of the Products, stability testing and the development of the manufacturing process for Products and scale-up of such process.

“Dexo Patents” any Patents owned by or licensed to Dexo including without limitation those listed in Part 2 of Schedule 2 to the extent any of the foregoing claim an invention included in Dexo Technology;

“Dexo Technology”

(a)	any and all Intellectual Property directly related to Instant Release Film Technology in which Dexo has any rights or interests during the term of this Agreement which is capable of licensing or exploitation pursuant to this Agreement; and

(b)	any and all inventions, improvements, modifications, alterations, or enhancements directly related to Instant Release Film Technology that are made solely by Dexo in the course of the Project;

“Dexo Territory” the USA and the member states of the European Union from time to time;

“Dexo Trademarks” those names, symbols, or characters that are owned by Dexo and that have been designated by it for use under the Project pursuant to Section 5, as detailed in Part 1 of Schedule 2;

“Field” chemotherapy induced emesis and post surgical emesis;

“Intellectual Property” all Patents, claims in Patents, trademarks, service marks, registered designs, applications for any of the foregoing and the right to apply for any of the foregoing in any part of the world, copyright, design right, inventions, confidential information (including without limitation Know-how) database rights, data exclusivity rights, approvals and any other similar right situated in any country in the world;

“JDSC” the joint development steering committee comprising members from each Party which shall be responsible for managing the Project set up as provided in Section 2;

“Joint Technology” any and all inventions, improvements, modifications, alterations, or enhancements that are made jointly by Dexo and Uluru during the course of and under the Project, together with all Intellectual Property rights and interests of the Parties therein;

“Joint Patent(s)” any Patents included in Joint Technology;

“Know-how” all information not in the public domain of whatsoever nature, including ideas, discoveries, inventions, data, formulae, techniques, procedures for experiments and tests, designs, sketches, records, chemical and biological materials and analyses and interpretations of information which is in the public domain;

“Net Sales” means, with respect to any Product the aggregate gross amount invoiced by Dexo, its Affiliates or any of its sublicensees to unrelated third party distributors or agents (in each case, who are not sublicensees), or end users in the Dexo Territory for the sale or transfer for value of the applicable Product on arms length terms less the following items:

(a)	normal discounts actually granted and taken by customers;

(b)	credit separately and actually allowed and taken for Products returned or not accepted by customers;

(c)	sales or value added taxes excluding net income tax imposed upon the sale of the applicable Products to customers. The amounts of any deductions taken pursuant to clauses (a)-(c) shall be determined from books and records maintained in accordance with GAAP. Net sales shall not include revenue received by Dexo (or any of its Affiliates) from transactions with an Affiliate where the Product in question will be resold to an independent third-party distributor or agent (in each case, who is not a sublicensee) or end user by the Affiliate where such revenue received by the Affiliate from such resale is included in Net Sales.

“Patents” all patents or letters patent, claims in any patent and applications for the same and the right to apply for the same in any part of the world including, without limitation, all reissues, extensions, substitutions, confirmations, registrations, revalidations, additions, continuations, continuations in part and divisions thereof and any supplementary protection certificates and analogous extensions of Patent/product protection and “Patented” shall be construed accordingly;

“Products” Oradisc™ and Instant Release Film, for the specified anti-emetic for application in the Field;

“Project” the project carried out jointly by the Parties pursuant to this Agreement as detailed in Schedule 1;

“Project Manager” the person referred to in Section 3.1;

“Regulatory Authority” the competent authority for each nation of the Territory or for any relevant grouping of nations legally responsible for authorising the sale or supply of drug products in that nation or group;

“Regulatory Data” data created or collated by or on behalf of either or both of the Parties to support an application for an Approval;

“Specified Nations” any nation in the Territory specified in the Work Plan as a nation in which an Approval will be applied for and any nation specified in the Commercialization Plan as a nation in which the commercialization activities for a particular Product will be conducted;

“Territory” the World;

“Test and Regulatory Data” any and all test data, test designs and protocols, preclinical and clinical studies and results thereof, government licences and applications therefor, government certifications and findings, and related materials, information and rights (including without limitation information regarding bioavailability, bioequivalence and any adverse drug reactions) developed, commissioned or otherwise obtained by Dexo and/or Uluru during the term of this Agreement for the uses intended by this Agreement relating to the Products;

“Third Party Proceeds” that portion of amounts paid or payable by any third party to the Parties via the JDSC (whether in cash, cash equivalents, current or deferred consideration, barter or other monetary or in-kind compensations or considerations of any nature) that is attributable to the grant of any rights to commercialise a Product, to be determined by the Commercial Committee and paid out in accordance with Section 4.4;

“Uluru Patents” any Patents owned by or licensed to Uluru including without limitation those listed in Part 2 of Schedule 3 to the extent any of the foregoing claim an invention included in Uluru Technology;

“Uluru Technology”

(a)	any and all Intellectual Property of Uluru directly related to Microadhesive Erodible Film Technology (Oradisc™) in which Uluru has any rights or interests during the term of this Agreement which is capable of licensing or exploitation pursuant to this Agreement; and

(b)	any and all inventions, improvements, modifications, alterations or enhancements directly related to Microadhesive Erodible Film Technology (Oradisc™ ) that are made solely by Uluru in the course of the Project;

“Uluru Trademarks(s)” those names, symbols and or characters that are owned by Uluru and that have been designated by it for use under the Project pursuant to Section 5, as detailed in Part 1 of Schedule 3;

“Work Plan” the written plan setting forth in detail the tasks and budget associated with developing the Products.

1.2	In this Agreement references to statutory provisions shall be construed as references to those provisions as respectively replaced or re-enacted (whether before or after the date of this Agreement) from time to time and shall include any subordinate legislation made under such provisions; unless the context does not so admit, reference to the singular includes a reference to the plural and vice versa and reference to any gender includes all other genders; references to persons include bodies corporate, unincorporated associations and partnerships; references to Sections and Schedules are to clauses of and schedules to this Agreement; and the headings to the Sections are for convenience only and shall have no legal effect.

2	JOINT DEVELOPMENT STEERING COMMITTEE

2.1	On or before the Effective Date, the Parties shall set up the JDSC comprising a minimum of two and a maximum of three representatives from each Party. All member of the JDSC shall have the appropriate experience and qualifications. Either party may on prior written notice supply a suitable substitute for any member.

2.2	The JDSC shall meet on a quarterly basis or more often as the Parties agree at agreed times and places and shall the rest of the time liaise to the extent necessary to facilitate performance of the Project. At meetings of the JDSC the role of chairman shall alternate between the Parties on a meeting by meeting basis but the chairman shall not have casting vote. Each member of the JDSC shall have one vote for any decision made. In the event of a voting deadlock the procedure in Section 2.4 shall apply. The quorum for any meeting of the JDSC shall be one representative from each party, plus the chairman who, in the event of the number of representatives being only two, shall be non-voting.

2.3	The role of the JDSC shall be to:-

2.3.1	elect the Project Manager; and

2.3.2	co-ordinate and supervise the Project, in particular (without limitation) by putting together the Work Plan and each Commercialization Plan. This will entail creating appropriate time lines, milestones and development and regulatory pathways; and

2.3.3	oversee and allocating expenditure and revenue generated; and

2.3.4	oversee applications for Approvals and each Product launch; and

2.3.5	coordinate the generation, protection and enforcement of Joint Technology.

2.4	If on any occasion there is a deadlock in any decision making in the JDSC, the matter in question shall be referred to the chief executive officer (“CEO”) of each Party. If after 30 days of the referral the CEOs are unable to agree on a solution the matter shall subject to Section 2.5 be referred to an independent third party expert experienced in determining issues of the same subject matter as the dispute in question who shall act as an expert not an arbitrator and shall provide a recommendation for the resolution of the dispute and whose costs shall be paid for by the Parties in equal shares. If the Parties cannot agree on who that expert shall be he/she shall be chosen by the President of BioProgress PLC. The Parties acting in good faith, shall consider the recommendation of the expert and shall undertake to comply with the expert’s recommendation in each case but neither Party shall be required to do so if such recommendation is in conflict with the terms of this Agreement (including the then applicable Work Plan).

2.5	Any matter referred to the CEO’s pursuant to Section 2.4 pertaining to any alleged or actual breach of this Agreement by either Party shall if not resolved within [30] days after such referral, be determined according to Section 12.

3	PRODUCT DEVELOPMENT

3.1	The parties will use commercially reasonable efforts to conduct the development of Products in accordance with the Development Plan. The role of each party in the development process will be determined by the JDSC as described in Section 3.2 , with the parties intending that each party will provide advisory and supporting services with respect to any phase of the process in which such party is not actively or primarily involved. Unless otherwise agreed by the parties, each party shall supply fifty percent (50%) of the total development effort for each Product in the aggregate, as determined by the JDSC. The costs of conducting such development shall be shared by the Parties as set forth in Section 3.8. No clinical trials involving any Product shall be commenced by or on behalf of either party without the prior approval of the JDSC. Any decision by a party not to participate in development of a Product pursuant to Section 3.2, 3.3 or 3.4 or to terminate participation in the development of a Product pursuant to Section 3.9, shall not be deemed a breach of this Agreement. The parties will conduct pre-clinical development, development, manufacturing and commercialization activities in a manner calculated to minimize aggregate Development Costs for such Product consistent with the Development Plan and the Development Budget for such Product. The JDSC shall elect a Project Manager from one of the Parties to head up the Project and the inter-Party team conducting it. The Project Manager shall report to the JDSC in writing on a monthly basis on progress under the Project.

3.2	Promptly following acceptance of a Product the JDSC shall initiate preparation of the Development Plan for the pre-clinical development and development of such Product (the Development Plan) and a budget (the Development Budget) for proposed Development Costs therefore. The initial Development Plan for Product shall set time lines and priorities for the various pre-clinical development and development activities through Phase I clinical trials or Phase IIa clinical trials and identify which party, or whether a third party, is to be responsible for each activity. The Development Budget shall include a detailed short-term budget covering all proposed Development Costs of the Development Plan expected during the initial two (2) years of implementation of the Development Plan. Each Development Plan and Development Budget shall be approved by the JDSC. Both parties recognize that the Development Plan and the Development Budget represent projections only and will be subject to frequent changes during the pre-clinical development and development process. Each such Development Plan and Development Budget shall be updated as deemed appropriate by the JDSC, but in no event less frequently than semi-annually, and approved by the JDSC. To initiate the development of Products, the JDSC shall as soon as reasonably possible after the Effective Date:

3.2.1	agree development priorities leading to the initiation of formulation development. This will include among other things, consideration of supplementary pre-clinical pharmacology, toxicology and formulation development; and

3.2.2	produce a definitive Work Plan and budget for the clinical development required for out-licensing; and

3.2.3	recommend the Specified Nations and the distribution of costs to be incurred developing the Products; and

3.2.4	select contract research organisations for clinical and practical work identified in the Work Plan; and

3.2.5	implement the Work Plan.

3.3	The objective of the Project is to implement a coordinated development programme in the Field in order to create an integrated Product(s) dossier for registration with the FDA and EMEA. All development work will be conducted to ICH standards. The dossier shall also be suitable for licensing to third parties outside the Dexo Territory. All Regulatory Data must meet the standards required by the FDA and EMEA.

3.4	Under the Project, Dexo shall be responsible for fifty percent (50%) of the Development Costs and Uluru shall be responsible for the remaining fifty percent (50%) of Development Costs for each product throughout the Territory including without limitation formulation development, stability, clinical development and the acquisition of Approval through the 505(b)2 route in the USA and the abbreviated NDA route in the European Union. The Parties may however agree in writing on a case by case basis to vary this 50/50 allocation of funding. In preparing the Development Budget and determining Development Costs, each party will use an agreed rate for such party’s development personnel mutually agreed to by the parties. Any amounts payable to third parties in connection with outsourcing of any task(s) under the Project shall (unless otherwise agreed in writing) be borne equally by the Parties. Each Party shall submit to the JDSC at least quarterly a written accounting of the expenditure, costs and other resources actually devoted by it to the relevant tasks in accordance with the applicable budget since the last accounting. Within thirty (30) days after each calendar quarter, each party shall provide the JDSC with detailed information concerning the Development Costs incurred by such party during such quarter pursuant to the Development Plan and the Development Budget. Promptly after reconciling the expenses incurred the JDSC will direct Dexo or Uluru to make a payment to the other party to reflect a 50/50 sharing of expenses. Each of the Parties’ quarterly accountings shall be reviewed and approved in whole or in part (and/or returned in whole or in part to the relevant Party for correction or adjustment prior to resubmission) by the JDSC. The JDSC shall notify each Party on a quarterly basis of the results of such review by it of the accountings of both Parties. To the extent that both Parties’ accountings for prior expenditures, costs and other resources for a particular budget have been approved, the JDSC shall direct, by a quarterly invoice (with copies to both Parties) issued against records for such quarter and payable prior to the 30th day following the date of invoice, that the Party in question has, with respect to such budget, devoted thereto less in the aggregate than the other Party up to that time (taking into account all prior reconciliation invoices with respect to such budget). Such party shall reconcile such disparity by paying to the other Party one half of the difference in such aggregate amounts unless a different allocation of expenditure has been agreed in writing in that case.

3.5	Each Party shall hold its own development accounts of specific costs attributable to the development of the Products. These costs will be reconciled in monthly management accounts before the JDSC.

3.6	Budgets and quotes for Project work subcontracted to third parties (and the terms of any relevant subcontract) must be approved in advance by the JDSC.

3.7	Dexo will manage and pay for the active pharmaceutical ingredient in respect of the Products. The JDSC shall source (and the Parties shall jointly and in equal shares pay for) all other ingredients.

3.8	Dexo shall be solely responsible for Product pharmacovigilance and for applying for and holding any Approval in the Dexo Territory. Outside the Dexo Territory, such tasks shall be the JDSC’s responsibility and shall be conducted in the Parties’ joint names. If, however either Party wishes to abandon any application for an Approval the other Party may continue the process in its own name and at its own cost. In such event, the Party abandoning it shall supply it with all reasonable assistance. If it does, its share of any consequent Third Party Proceeds shall be expanded to reflect its additional expenditures on a pro rata basis.

3.9	The Parties shall agree upon a series of appropriate “go/no go” milestones under the Work Plan for the purpose of reviewing the ongoing viability of the Products in the Field. If either Party decides not to proceed to the next milestone on any occasion, either Party may terminate the development activity in question on 30 days’ written notice. If either Party considers all Products to be non-viable with reference to such milestones, it may terminate this Agreement as a whole on 30 days’ written notice.

3.10	Each Party shall promptly in writing inform the JDSC and the other Party of any significant development, achievement or problem which the first Party encounters in its conduct of the Project.

3.11	The Parties shall minimise Project costs by using similar analytical methods wherever possible.

3.12	If either party becomes aware of (i) an opportunity to participate in research with a third party that could advance the pre-clinical development or the development of a Product; or (ii) an opportunity to obtain a license or other right owned or controlled by a third party relating to the manufacture, marketing, import, use or sale of a Product, it shall so notify the other party and the JDSC will determine whether to pursue such opportunity. In the event that the Parties pursue such opportunity under subsection (i), they shall grant appropriate licenses or sublicenses, as applicable, to such third party solely to perform the tasks designated and approved by the JDSC for such third party and provide for confidentiality and non-use obligations, and for ownership of or licenses under such third party’s inventions and related intellectual property rights arising in the course of work performed by such third party pursuant to this Agreement consistent with those provided in the applicable provisions of this Agreement. If the Parties, in connection with any opportunity described in subsection (i) or (ii), incur obligations to make payments to a third party, such payments shall be included in the calculation of expenses or Development Costs, as the case may be, of the party making such payment. Neither party shall enter into any sublicense under which such party shall receive any consideration from the relevant sub-licensee in the form of an equity investment in, or as a loan to, such party without the other party’s prior written consent, not to be unreasonably withheld.

3.13	Uluru and Dexo (a) and, if applicable, their respective Affiliates and sub-licensees, each shall keep accurate books and accounts of record (prepared in accordance with GAAP) in connection with the pre-clinical development, development, manufacture and/or commercialization by or for such party of all Products in the Territory in sufficient detail to permit accurate determination of all figures necessary for verification of Development Costs, royalties, Product profits, Product losses, sub-license revenues, expenses and other compensation required to be paid or expenses required to be shared hereunder. Uluru and Dexo shall maintain such records for a period of three (3) years after the end of the year in which such records were generated. (b) Each party and, if applicable, its Affiliates shall, and shall provide in any agreements with any sub-licensees that such sub-licensees shall, make such records available for inspection by an independent certified public accountant, mutually agreed to by the inspecting party and the party being inspected.

4	PRODUCT COMMERCIALISATION

4.1	Before the completion of the clinical development phase of the Work Plan the Parties will establish a Commercial Committee to agree a commercialisation strategy for the Products consistent with this Section 4 and draw up each Commercialisation Plan and manage each Product launch and the negotiation with licensees for Products. The Commercial Committee shall report on commercialisation of Products at JDSC meetings and shall comprise a suitably qualified senior management representative from each Party. The Commercial Committee shall meet on a quarterly basis or more often as the Parties agree and shall liaise between meetings to the extent necessary.

4.2	Dexo shall be solely responsible for commercialising Products in the Dexo Territory and for negotiating and entering into contracts with third parties for such purpose. Any such contract must be approved by the Commercial Committee. In the event and to the extent Dexo commercializes Products in the Dexo Territory itself, Dexo will negotiate a Third Party license with the Commercial Committee. Licensing fees, milestone payments and royalties will be based on comparable drug delivery agreements in the USA and Europe recently executed. Licensing terms for a Third Party license will be agreed by the Commercial Committee. Dexo shall receive all revenue from such commercialisation subject to its obligation to pay Uluru (a) licensing fees, development milestones and sales milestones and (b) a percentage of Net Sales derived from such commercialisation to Uluru but subject to adjustment pursuant to Section 4.4; provided, that in no event shall adjustments pursuant to Section 4.4 be combined with the Net Sales deductions permitted under clauses (a)-(c) of the Net Sales definition in a manner that permits any deductions to be made more than once with respect to each Product. Such percentage shall be agreed on a case by case basis by the Commercial Committee. If Dexo decides not to market any Product in any part of the Dexo Territory it shall inform the Commercial Committee and the JDSC in writing and in such event the Commercial Committee will be responsible for appointing a sub-licensee in that part of the Dexo Territory in a manner consistent with Section 4.3.

4.3	Outside the Dexo Territory, the Commercial Committee shall identify, negotiate with and enter into licences with appropriate licensees through whom to commercialise Products. Any such licence must be approved by the JDSC. The licensee in question may be obliged to assume the obligation of obtaining Approval in the territory allotted to it. The Parties shall be co-licensors in any such licence. Third Party Proceeds shall be paid into a bank account in the joint names of the Parties and operated by the JDSC. From that account, the JDSC shall split Third Party Proceeds between the Parties equally and pay them to the Parties according to Section 4.4. If the Parties did not contribute equally to the costs of developing any Product licensed out pursuant to this Clause 4.3, (as documented by the Parties pursuant to Section 3.4), the consequent Third Party Proceeds shall be allocated between them in a ratio equal to their respective contributions to that expenditure.

4.4	All amounts payable pursuant to this Agreement shall be due quarterly within sixty (60) days following the end of each calendar quarter for Third Party Proceeds (or Net Sales if applicable) in such calendar quarter. Each such payment shall be accompanied by a statement of Third Party Proceeds (or Net Sales) for the quarter. Dexo and Uluru each shall keep and shall cause the JDSC, their Affiliates and any licensees to keep complete, true and accurate records for the purpose of showing the derivation of all amounts payable to each Party under this Agreement. Each Party or the designated representatives of each, shall have the right, on no more than one occasion in any consecutive 12 month period, to inspect, copy, and audit such records at any time during reasonable business hours upon prior written notice to the other Party or any of its Affiliates or licensees, or the JDSC (as applicable) respectively. Information gathered during such an audit shall be held in confidence by the Party exercising such right, except to the extent any of the exceptions stated in Sections 11.1.1 through 11.1.6 apply thereto. Any such audit shall be at the expense of the Party exercising such right, unless the audit reveals that, with respect to the period under audit, less than ninety five percent (95%) of the amounts due to the Party exercising such right hereunder have been paid, in which event the other Party shall pay or reimburse the Party exercising such right for the reasonable expenses of such audit; provided, however, that the foregoing shall not limit the rights of the Party exercising such right to pursue other remedies for such underpayment. Any over or under payment revealed by any such audit shall be promptly remedied.

4.5	All monies due hereunder shall be paid in [US dollars] to the Party to whom such monies are due at the address set forth for such Party in the first paragraph of this Agreement. The rate of exchange (if applicable) to be used shall be the appropriate foreign exchange rate for such currency quoted by Barclays Bank of London foreign exchange desk, on the close of business on the last banking day in each calendar quarter.

4.6	Each Party shall promptly notify the other and the JDSC of any fact, circumstance, condition or knowledge concerning or related to the Product of which the Party becomes aware that bears upon the safety or efficacy thereof. Each Party shall immediately notify in writing the JDSC and the other Party of any inspection or audit relating to any Product by any Regulatory Authority. If a representative of the Regulatory Authority takes samples in connection with such audit or inspection, the Parties shall promptly provide each other, as appropriate, with samples from the same batch. The Party in receipt of such notice shall provide the other Party within seventy two (72) hours, with copies of all relevant documents, warning letters and such other correspondence and notifications as such other Party may reasonably request. The Parties agree to cooperate with each other during any inspection, investigation or other enquiry by any Regulatory Authority other governmental entity including providing information and/or documentation requested by the Regulatory Authority or such other governmental entity. To the extent permissible, each Party also agrees to discuss any responses to observations or notifications received and to give the other Party an opportunity to comment on any proposed response before it is made. In the event of disagreement concerning the content or form of such response, each Party shall be responsible for deciding the appropriate form and content of any response concerning any of its cited activities. Each Party shall inform the other and the JDSC in writing of all comments and conclusions received from the Regulatory Authority in question.

5	TRADEMARKS

5.1	If either Party or both Parties hereto undertakes the commercialization of any Product(s) according to Section 4, or such commercialization is carried out by a third party, Dexo and Uluru shall ensure that such commercialization if possible shall involve the use of both the Dexo Trademarks and Uluru Trademarks if commercially appropriate, in compliance with this Section 5.

5.2	Uluru acknowledges that all Dexo Trademarks shall belong exclusively to Dexo and Dexo acknowledges that all Uluru Trademarks shall belong exclusively to Uluru (Dexo Trademarks and Uluru Trademarks being generically referred as “Trademarks”). Dexo may develop and apply for or have developed and applied for a trademark especially for the Products. If so, such trademark shall belong to Dexo and shall have the status of a Dexo Trademark. All use of the Trademarks as contemplated in this Agreement by the Party not owning such Trademarks (with respect to such Trademarks, the “Non-Owner”) shall accrue to the benefit of the other Party (with respect to such Trademarks, the “Owner”). The Non-Owner shall make no use of any of the Owner’s Trademarks except to identify and promote a Product for sale in the Territory pursuant to the relevant Commercialization Plan. The Non-Owner shall not continue using the Owner’s Trademarks after termination or expiration of this Agreement, nor after the removal or alteration of any such Owner’s Trademarks, except to complete the sale or inventory of any Products to be supplied at the time of termination or expiration, or at the time of such removal or alteration.

5.3	The Non-Owner shall cooperate with the Owner to protect the interest of the Owner in the Owner’s Trademarks, and shall neither attempt to register nor authorize others to register any Owner’s Trademarks without the prior written consent of such Owner in each instance.

5.4	The Non-Owner shall use all appropriate notices of trademark status of the Owner’s Trademarks, including the designation TM (or the ® symbol for registered marks, if any), in all labelling and promotional materials and shall otherwise conform with all policies and notices of the Owner’s rights for the protection of the Owner’s Trademarks and the Owner’s rights therein, including without limitation the inclusion of an appropriate footnote acknowledging the use of the Owner’s Trademark(s) under licence.

5.5	In all other respects, Trademarks that are not owned by either Party shall be used as determined by the JDSC.

6	INTELLECTUAL PROPERTY

6.1	Each Party shall, retain ownership of any and all Intellectual Property generated solely by its personnel, Affiliates or contractors (other than the other Party hereto). Inventorship for purposes of this section 6.1 shall be determined under the prevailing rules and interpretations of its place of interpretation. Neither Party makes any grant of rights by implication.

6.2	All Joint Technology shall be jointly owned by Dexo and Uluru. Each Party agrees to cooperate in a timely manner to prepare and/or execute such documents as may be necessary to effect any assignment of rights under this Section 6.2. Inventors with respect to any Intellectual Property that is claimed by each Party shall be determined in accordance with the International patent laws.

6.3	Except as otherwise provided herein, each Party shall be responsible, as it shall determine, for the filing and prosecution of any and all Patent applications with respect, in whole or in part, to its own Intellectual Property and for the maintenance of any available Patent protection with respect thereto. Notwithstanding the foregoing, the prosecution, maintenance and defence of Patents relating to Joint Technology shall be shared and jointly funded as directed by the JDSC and the Parties shall comply with such direction.

6.4	Each Party agrees to mark and to have marked by any licensees every Product, used or sold by it or any licensees in accordance with the laws of the applicable Specified Nation relating to the marking of Patented articles with notices of any applicable Patent protection.

7	INFRINGEMENT

7.1	Each Party shall promptly inform the other in writing of any suspected infringement of any Trademark, Dexo Technology, Uluru Technology or Joint Technology (in any event “Technology”) by a third party or any allegation that such Technology infringes a third party’s rights.

7.2	If the Dexo Technology or a Dexo Trademark is the subject of the infringement or third party allegation, Uluru shall supply such assistance as Dexo reasonably requires to counter the same. If the Uluru Technology or a Uluru Trademark is the subject of the infringement or third party allegation, Dexo shall supply such assistance as Uluru reasonably requires to counter the same.

7.3	The Parties shall cooperate in countering any such infringement or third party allegation concerning the Joint Technology. The JDSC shall determine what strategy to adopt in this regard and how it shall be paid for and the Parties shall comply with such determination. In such event, recoveries, if any, whether by judgment, award, decree or settlement, shall, after the reimbursement of each Party for its share of the joint costs in such action, be distributed to the Parties as Third Party Proceeds.

8	GRANT OF RIGHTS

8.1	Dexo shall grant to Uluru a co-exclusive (with Dexo) licence within the Territory within the Field to use the Dexo Technology to fully perform the Project during the term of this Agreement; provided, that Dexo shall have the right to grant licences under such rights to third parties for applications unrelated to any Product(s). Uluru shall have no right to grant sub-licences without the prior written consent of Dexo, which consent shall not be unreasonably withheld or delayed. Dexo shall, throughout the term of this Agreement, promptly notify Uluru in writing of all Dexo Patents not previously disclosed in Part 2 of Schedule 2 and provide Uluru with access to all of the same, solely for use within the scope of the licence stated in this Section 8.1.

8.2	Uluru shall grant to Dexo a co-exclusive (with Uluru) licence within the Territory within the Field to use the Uluru Technology to fully perform the Project in the Territory during the term of this Agreement, provided, that Uluru shall have the right to grant licences under such rights to third parties for applications unrelated to any Product(s). Dexo shall have no right to grant sub-licences without the prior written consent of Uluru, which consent shall not be unreasonably withheld or delayed. Uluru shall, throughout the term of this Agreement, promptly notify Dexo in writing of all Uluru Patents not previously disclosed in Part 2 of Schedule 3 and provide Dexo with access to all of the same, solely for use within the scope of the licence stated in this Section 8.2.

8.3	If Approval for any Product(s) is obtained and the Parties elect to proceed with the commercialization of such Product(s), the licences granted in Sections 8.1 and 8.2 shall be expanded at that time as necessary to cover the sale, offering for sale and importation of such Product(s) by the relevant Party or Parties and to include the right to sublicense, subject to the prior written consent of the licensor, which consent shall not be unreasonably withheld or delayed.

8.4	Each Party shall consent to the other Party’s and its licensees’ cross-referencing, in any NDAs or other regulatory filings made by them in connection with any Product, any NDA filing made or drug master file created by the first Party or its licensees relating to or containing any Regulatory Data.

8.5	Uluru hereby grants Dexo an option to obtain an exclusive licence (with the right to sublicense) to use the Uluru Technology and Joint Technology to commercialize Products in the Dexo Territory pursuant to Section 4.2 and subject to the negotiation of a mutually acceptable royalty rate and milestone structure.

9	REPRESENTATIONS AND WARRANTIES

9.1	Each Party represents and warrants to the other that it is duly organized and validly existing under the laws of the state and country of its organization, that it has the requisite corporate or limited liability company authority to execute and deliver this Agreement and to perform its obligations hereunder, and that the execution and performance of its obligations hereunder are not and will not be in violation of or in conflict with any obligation which it may have to any third party.

9.2	Each Party represents and warrants that its Technology licensed to the other pursuant to this Agreement to its knowledge (as of the Effective Date hereof) will not infringe the Intellectual Property rights of any third party.

9.3	Each Party represents and warrants to the other that it has obtained and shall at all times during the term of this Agreement hold and comply with, all licences, permits and authorizations necessary to perform this Agreement and to test, manufacture, market, export and import the Product(s), in compliance with any applicable statutes, laws, ordinances, rules and regulations of any applicable state, and local governments and governmental entities.

9.4	The foregoing warranties are in lieu of, and the Parties each disclaim, all other warranties, express, implied or arising by law, including without limitation any implied warranties of merchantability, fitness for a particular purpose and non-infringement. Nothing in this Agreement shall be construed as a representation or warranty by either Party as to the Patentability, validity or scope of any Patents, Technology, Regulatory Data, nor as to the utility, efficacy, non-toxicity, safety or appropriateness of any Product.

9.5	Other than as expressly provided in this Agreement, neither Party shall under any circumstances be liable to the other Party for any incidental, consequential, indirect or special damages, including any lost profits or savings, loss under warranty or current or future contracts, administrative costs or disaster recovery costs arising from any breach of warranty or the performance or breach of any other provision of this Agreement or the use or inability to use any Product, any Technology, or any Regulatory Data, or any claims arising in tort, personal injury, or product liability, even if such Party has been advised of the possibility of such damages.

10	TERM AND TERMINATION

10.1	The term of this Agreement shall begin on the Effective Date and shall, unless earlier terminated as provided herein, continue until on a Product-by-Product basis until the later to occur of:

10.1.1	ten (10) years following commercialization and launch of the Product in the relevant Specified Nation(s); (i.e., after obtaining all approvals necessary for commercial sale in such country(ies)) or

10.1.2	the last to expire of the Dexo Patents, Uluru Patents or Joint Patents covering the Product; or

10.1.3	the last data exclusivity rights in respect of the Product to expire in any part of the Territory.

10.2	The Project may be terminated before completion on 180 days’ written notice, if either Party determines in its business judgement that it is not commercially feasible to continue the Project.

10.3	If either Party materially breaches any of the terms, of this Agreement, the other Party may terminate this Agreement at its option and without prejudice to any of its other legal or equitable rights or remedies, by giving the Party who committed the breach 90 days’ notice in writing, unless the notified Party within such 90 day period shall have remedied the breach in question to the terminating Party’s satisfaction.

10.4	This Agreement may terminate according to Section 3.9.

10.5	Either Party may terminate this Agreement on immediate written notice if the other Party shall have a receiver or administrative receiver appointed over all or any part of its assets or shall be the subject of any petition presented for the appointment of an administrator or shall be the subject of any order for winding up or shall pass any resolution to wind up (other than for the purposes of a reorganisation or amalgamation previously approved in writing by the other Party) or with respect to Dexo, shall be the subject of any insolvency proceedings under the UK Insolvency Act 1986 or with respect to Uluru shall have any involuntary petition in bankruptcy filed against it under the US Bankruptcy Laws which is not promptly bonded against.

10.6	If this Agreement terminates or expires for whatever reason:

10.6.1	all licences granted pursuant to Section 8 and all licences and subcontracts granted to third parties hereunder shall cease save that any contracts for the supply of Products existing as at termination or expiry shall be allowed to be performed; and

10.6.2	the JDSC and Commercial Committee shall remain in force to the extent necessary to allocate remaining revenue pursuant to Section 4.4; and

10.6.3	the provisions of Sections 6.1, 6.2, 6.3, 9, 11, 12 and 13 shall remain in force notwithstanding such termination or expiry; and

10.6.4	such termination or expiry shall be without prejudice to any rights or obligations accrued prior thereto; and

10.6.5	the Commercial Committee shall agree how to dispose of the Joint Technology and other assets generated or acquired under the Project. This may entail one Party taking an assignment of any such assets for an agreed sum. In the absence of any such agreement, all such assets shall be sold and the proceeds split between the Parties as the JDSC shall determine. Likewise any outstanding debts and liabilities incurred under the Project (except by Dexo to its customers in the Dexo Territory) shall be borne by the Parties as the JDSC shall determine.

11	CONFIDENTIALITY AND NON-SOLICITATION

11.1	In the course of performance under this Agreement or during the discussions leading thereto, a Party may disclose, or may have disclosed, to the other confidential information belonging to such Party in writing, orally or by demonstration or sample, which information is marked or stated in writing to be “confidential” or “trade secret” information, or where the circumstances of the disclosure and/or the nature of the information otherwise reasonably give notice of the confidential character of the information. All such confidential information of a Party shall be maintained in confidence by the other and shall not be used by the other Party for any purpose except as authorized hereunder. Each Party shall exercise, and shall cause its Affiliates, sublicensees, and consultants to exercise, a reasonable degree of care, and at least the same degree of care as it uses to protect its own confidential information of similar nature, to preserve the confidentiality of such information of the other Party. Each Party shall safeguard such information against disclosure to third parties, including without limitation employees and persons working or consulting for such Party that do not have an established, current need to know such information for purposes authorized under this Agreement. This obligation of confidentiality does not apply to information and material that the recipient Party can demonstrate by documentary evidence:

11.1.1	were properly in the possession of the receiving Party, without any restriction on use or disclosure, prior to receipt from the other Party;

11.1.2	are at the time of disclosure in the public domain by public use, publication, or general knowledge;

11.1.3	become general or public knowledge through no fault of the receiving Party or its Affiliates following disclosure hereunder;

11.1.4	are properly obtained by the receiving Party from a third party not under a confidentiality obligation to the disclosing Party hereto;

11.1.5	have been independently developed by or on behalf of the receiving Party without the assistance of the confidential information of the other Party; or

11.1.6	are required to be disclosed by order of any court or governmental authority, provided, however, that the receiving Party shall give the disclosing Party prior notice of any such disclosure so as to afford the disclosing Party a reasonable opportunity to seek, at the expense of the disclosing Party, such protective orders or other relief as may be available in the circumstances and shall limit any such disclosure to what is absolutely necessary.

11.2	Notwithstanding anything else to the contrary contained herein, nothing shall require either Party to disclose confidential information for which such Party has an obligation of confidentiality to a third party, but each Party shall promptly bring to the attention of the JDSC any such third party restrictions as may be relevant to its role hereunder.

11.3	The parties shall cooperate in the preparation of a mutually-agreeable press release and other publicity disclosing the existence of this Agreement. Except for the information disclosed in such press release or publicity, neither Party shall disclose the existence of this Agreement any terms of this Agreement, the Project or the results thereof without the prior, written consent of the other Party (which consent shall not be unreasonably withheld or delayed), except for such disclosure as may be reasonably necessary to either Party’s bankers, current and potential investors, attorneys or other professional advisors, or in connection with a merger or acquisition, with such parties being under confidentiality no less stringent than this Section 11 or as may be required by law in the offering of securities or in securities or regulatory filings or otherwise.

11.4	Either Party may make public announcements concerning this Agreement or the subject matter hereof with the prior written consent of the other Party, which consent shall not be unreasonably delayed or withheld, and provided that the Party proposing to make a public announcement shall submit the proposed statement to the other Party for review and reasonable comment no less than five business days prior to such public announcement.

11.5	Each of Dexo and Uluru agrees that during the term of this Agreement, neither of them shall directly or indirectly solicit or encourage any employee or consultant of the other who has been involved in a key capacity in the conduct of the Project to leave or terminate such employment or consultancy for any reason, including without limitation, becoming employed or otherwise engaged in any capacity by such Party (or any person or entity associated with such Party, whether or not an Affiliate), nor shall it assist others in doing so.

12	DISPUTE RESOLUTION

12.1	Save in the case of a material breach, in which case Section 10.3 shall apply, the Parties will attempt in good faith to resolve any dispute or claim arising out of or relating to any actual or alleged breach of this Agreement according to Sections 2.4 and 2.5. Failing this, the Parties shall submit the matter to mediation conducted in accordance with the rules of the International Chamber of Commerce or by such bodies as may replace it (“ADR Procedure”). If a party elects to submit to the ADR Procedure, the other party shall be obliged to submit to the ADR Procedure and both parties shall attempt in good faith to resolve the matter through the ADR Procedure. In such circumstances, neither Party may resort to the jurisdiction of the courts under Section 12.3 until the dispute or claim has been resolved pursuant to the ADR Procedure or until the mediator notifies both Parties in writing that in his, her or its opinion the matter is not capable of resolution through the ADR Procedure or is unlikely to be so resolved.

12.2	Any controversy or claim whatsoever nature arising out of or relating in any manner whatsoever to this Agreement or any breach of any terms of this Agreement shall be governed by and construed in all respects in accordance with the laws of the State of New York without regard for conflict of laws provisions.

12.3	Each Party hereby irrevocably acknowledges and agrees that the Courts of the State of New York shall have exclusive jurisdiction to resolve any controversy or claim of whatsoever nature arising out of or relating in any manner to this Agreement, any terms of this Agreement or any breach of this Agreement or any such terms.

13	MISCELLANEOUS

13.1	This Agreement incorporates the numbered Schedules referenced herein. This Agreement constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, express and implied, between the parties hereto with respect to the subject matter hereof

All notices required to be served by the Parties to this Agreement under the terms hereof shall be sufficiently served if dispatched by registered post or commercial courier to the addresses of each of the Parties set out below:

Dexo Biopharm Limited

Cambridge Science Park

Milton Road

Cambridge

CB4 4WE

United Kingdom

Attention: Managing Director

Copy to: Company Secretary

Fax: +44 1223 394251

Uluru, Inc

4452 Beltway Drive

Addison

TX 75001

USA

Attention: President and CEO

Fax: 214 905 5130

and any modification or amendment to such address must itself be notified in writing to the other Party in accordance with the terms of this clause.

13.2	Any terms of this Agreement may be amended, modified or waived only in a writing signed by duly authorised representations of both Parties.

13.3	If any provision of this Agreement shall be held invalid, illegal or unenforceable, such provision shall be enforced to the maximum extent permitted by law, and the Parties’ fundamental intentions hereunder, and the remaining provisions, shall not be affected or impaired.

13.4	Save as expressly provided in this Agreement nothing herein contained shall constitute either Party as the partner, principal or agent of the other, this being an Agreement between independent contracting entities. Save as expressly provided, neither Party shall have the authority to bind the other in any respect whatsoever.

13.5	If either Party hereto is prevented from carrying out its obligations under this Agreement by events beyond its reasonable control, including without limitation acts or omissions of the other Party, acts of God or government, terrorism, war, natural disasters or storms, fire, political strife, labour disputes, failure or delay of transportation or default by suppliers, then such Party’s performance of its obligations hereunder shall be excused during the period of such event and for a reasonable period of recovery thereafter, and the time for performance of such obligations shall be automatically extended for a period of time equal to the duration of such event or events.

13.6	The terms and provisions hereof shall inure to the benefit of, and be binding upon, Dexo, Uluru and their respective successors, including successor entities resulting from corporate reorganization, and permitted assigns; provided, however, that, except in case of a sale by either Party of all or substantially all of its assets and business, neither Party may, without the prior written consent of the other Party, assign or otherwise transfer any of its rights and interests, or delegate any of its obligations hereunder except to one of its Affiliates, provided that in that case:

13.6.1	the assignee Affiliate shall execute and deliver to such other Party such appropriate documentation as such other Party shall reasonably request; and

13.6.2	such assignment shall not result in any material adverse effect on the rights or obligations of such other Party.

Any attempt to assign or delegate any portion of this Agreement in violation of this Section 13.6 shall be null and void.

IN WITNESS WHEREOF, the Parties hereto have caused their duly authorized officers to execute and acknowledge this Agreement as of the date first written above.

Dexo Biopharm Limited		Uluru, Inc

By	/s/ Richard Trevillion	By	/s/ Kerry P Gray
	Richard Trevillion		Kerry P Gray
	CEO		President & CEO
	3rd May 2006		3rd May 2006

SCHEDULE 1

Project

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SCHEDULE 2

Part 1 - Dexo Trademarks

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Part 2 – Dexo Patents

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SCHEDULE 3

Part 1 - Uluru Trademarks

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Part 2 - Uluru Patents

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